UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (the “Company”), pursuant to the provisions of article 157, paragraph 4 of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general the following:

The Company expects to use some of its treasury shares it acquired from the exercise of withdrawal rights by its shareholders in connection with the Corporate Reorganization, particularly the preferred shares, to implement a long-term incentive policy, which aims to maintain high-performing professionals engaged and aligned with the goals of our Business Plan for 2012 to 2015. In total, the Company plans to grant shares to approximately 170 beneficiaries, including nine executive officers approved by the Board of Directors and others to be chosen according to criteria based on the relevance of their positions, such beneficiaries to be validated by their superiors and approved by the Company’s chief executive officer. The transfer of shares to the above-mentioned beneficiaries will only be made, if at all, in 2016 and is subject to compliance, from 2012 to 2015, with previously established annual accumulated goals aligned with the Business Plan for 2012 to 2015, which has already been presented to the market. At the time of the transference of the shares to the beneficiaries, the Company may opt to replace the preferred shares, in the whole or in part, with the equivalent value in ordinary shares. The Company estimates that approximately 68 million preferred shares, corresponding to 3.77% of the Company’s total capital stock, may be granted to the beneficiaries.

Rio de Janeiro, July 9, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer